

Mail Stop 4720

October 16, 2015

Via E-mail
Chris Lutes
Chief Financial Officer
Elevate Credit, Inc.
4150 International Plaza, Suite 300
Fort Worth, TX 76109

> **Re:** **Elevate Credit, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 6, 2015**
> **CIK No. 0001651094**

Dear Mr. Lutes:

We have reviewed your amended draft registration statement and have the following comments.

General

1. Please note that comments regarding your confidential treatment request will be sent under separate cover.

2. We are continuing to review the various exhibits submitted with the amended draft registration statement. We may have comments following completion of our review.

Prospectus Summary

Our Company, page 1

3. We note your response to comment 3. We also note that you did not file on EDGAR the materials included in Annex A. It appears that you conclude that any company using "advanced analytical technology in its business," regardless of whether the business is comparable to Elevate Credit's, has experienced a growth rate significantly outpacing other companies in the prime and non-prime space. In this regard, we note that you have not provided an explanation of why you believe the business of Prosper, OnDeck and LendingClub is comparable to yours. Please qualify the statement regarding your leading market position as your belief or provide objective support for this conclusion within the prospectus. Please also refile your Edgar correspondence to include the content of Annex A.

Management's Discussion and Analysis of Financial Condition and results of operations, page 70

Revenue Growth, page 73

4.   We note your response and revised disclosure in response to comment 14. Given the wide range of your effective APR, we believe that providing an illustrative example of how you arrive of your APR calculation will help an investor understand the key components of what drives your effective rate. Please comply with our comment 14 in full, or otherwise explain to us why this disclosure would not be material to an investor's understanding of your revenue metrics.

Debt Facilities, page 99

5.   We note your revised disclosure in response to comment 15. Please further revise your disclosure to quantify the applicable financial covenants, similar to the provisions of Section 8.1 of Exhibit 10.2.

Business, page 111

Industry Overview, page 113

Non-prime consumers represent the largest segment of the credit market, page 113

6.   We note your response to comment 16. Please tell us whether you attach a FICO score to each of the three customer categories, and whether the change in the FICO score drives customers from one category to the next. In this regard we note that your typical range of FICO scores is 575 to 600. To the extent that you have noticed any trends in your customers' categorization, please disclose. For example, you can discuss what the break down among the three categories is today, and how that has changed over the years. Alternatively, please revise your disclosure to inform investors that you do not track your customers through the three categories due to the constant shift of their categorization over time, that you do not apply specific standards as to each category, and that the information is simply qualitative in nature.

Rise – US Installment Loans, page 119

7.   We note that in response to comment 21, you disclose that "eligible customers can receive a 50% rate reduction on their next loan..." Please reconcile this statement with the revised disclosure in the same paragraph stating that approximately 60% of Rise customers had received a rate reduction "mid-loan…" suggesting that a rate decrease may take place during the term of the initial loan.

8.   We note that your revised disclosure in response to comment 22 does not reflect the overall percentage of Rise customers that are repeat customers. This information is material to an investor's understanding of whether you rely on your customers' repeat business or whether you derive the majority of your revenues through new customer acquisitions. Please comply with our comment 22 in full.

Advanced Analytics and Risk Management
Fully Automated, Near-Instant Credit Decisions, page 120

9.   We note your response to comment 26. Please include the information from your response letter in the prospectus.

Strategic Partnership Development, page 125

10.   We note your response to comment 28. Please describe the manner in which customers reach your website after being referred by a strategic partner. For example, do they click on a banner advertisement located on the strategic partner's website? Additionally, please disclose any other material strategic partnerships in which you are currently engaged other than with CreditKarma, and whether the fees paid per loan funded represent a material portion of your expenses.

Competitive Overview, 128

11.   We note your response to comment 29. Please disclose in your competition discussion that TFI's subsidiary has the unrestricted right to lease the IQ Technology Platform to competitors of the company.

Audited Financial Statements

Notes to Combined and Consolidated Financial Statements

Note 12 – Income Taxes, page F-32

12.   We note your response to comment 34. Please revise your income tax footnote on page F-59 related to your interim period to provide updated disclosures similar to those provided on page F-34. In addition, please also revise both your annual and interim footnotes to include the information from your response to comment 34.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Andrew Winden
        Brandon Parris
        Morrison & Foerster LLP